Blue Room Acquisition Corp.

136 Madison Ave, Floors 5&6

New York, NY 10016

VIA EDGAR

December 6, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Jeffrey Lewis
Isaac Esquivel
Catherine De Lorenzo
Pam Long

Re:	Blue Room Acquisition Corp.
Draft Registration Statement on Form S-1
Filed: September 27, 2023
CIK No. 0001995921

Ladies and Gentlemen,

Blue Room Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 24, 2023, regarding the draft registration statement on Form S-1 (the “Form S-1”) submitted to the Commission on September 27, 2023. Concurrently, with the submission of this letter, the Company is filing a Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Risk Factors, page 36

1.	We note your risk factor discussion of the U.S. federal excise tax pursuant to the Inflation Reduction Act. Please revise your disclosure to include additional risk factors including the risk of the excise tax applying to liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code and any extensions, depending on the timing of the extension relative to when the SPAC completes a business combination or liquidates. Please also describe the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 37 of the Revised Registration Statement.

We may not be able to complete an initial business combination…, page 64

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please include this information in your risk factor.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the Company has included on page 65 – page 66 of the Revised Registration Statement a risk factor relating to our sponsor’s ties with a non-U.S. person.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Erik Deneb Flores Garcia
Erik Deneb Flores Garcia
Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP